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                                                                     Exhibit (i)

                                                September 8, 2003

Loomis Sayles Funds II (the "Trust")
399 Boylston Street
Boston, Massachusetts  02116

Ladies and Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value, of each of your Loomis Sayles High Income Fund series, Loomis Sayles Limited Term U.S. Government Fund series, Loomis Sayles Municipal Income Fund series, Loomis Sayles Strategic Income Fund series and Loomis Sayles Tax-Managed Equity Fund series ("Shares"), at not less than net asset value.

     We have examined an executed copy of your Agreement and Declaration of Trust dated February 20, 1991, as amended (as so amended, the "Declaration of Trust"), and are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that:

     1. The beneficial interest in each of your Loomis Sayles High Income Fund series, Loomis Sayles Limited Term U.S. Government Fund series, Loomis Sayles Municipal Income Fund series, Loomis Sayles Strategic Income Fund series and Loomis Sayles Tax-Managed Equity Fund series is divided into an unlimited number of Shares.

     2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and nonassessable by the Trust.

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Loomis Sayles Funds II                  -2-                   September 8, 2003




     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of such series held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 33-39133) relating to such offering and sale.

                                                     Very truly yours,

                                                     /s/ Ropes & Gray LLP

                                                     ROPES & GRAY LLP